

Mail Stop 3720

June 27, 2016

Mr. Michael D. Fricklas
Executive Vice President, General Counsel, and Secretary
Viacom Inc.
1515 Broadway
New York, NY 10036

>   **Re: Viacom Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 17, 2016**
>   **File No. 001-32686**

Dear Mr. Fricklas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General Overview of Action, page 3

1.   Please discuss the impact of the Bylaw Amendments on any current negotiations involving the sale of Paramount Pictures Corporation. Discuss the impact of the Bylaw Amendments on the results of operation and financial condition of Paramount. Please discuss the company's future relationship with Paramount, and its status as an integrated subsidiary of the company, in light of the changes in governance vis-à-vis Paramount and Viacom.

Action by Written Consent of Stockholder, page 7

2.   Please discuss the purpose, reasons for, and effect of the final resolution which repeals "any provision of or amendment to the Bylaws adopted by the Board without stockholder approval after September 15, 2011." If applicable, please also disclose which specific provision(s) or amendment(s) this resolution is seeking to repeal. Please also disclose the temporal effect of this resolution, namely, whether this resolution concerns changes to the company's bylaws that may be made in the future.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Larry Spirgel

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications